UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIDGE ALTERNATIVES SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH CLARK STREET, 17TH FLOOR
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP   678-679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD OLATHE	KANSAS	66062
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, KEITH JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIDGE ALTERNATIVES SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A NOONAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 25, 2023

[signature]
Notary Public

[signature]
Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGE ALTERNATIVES SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2019
With Report of Registered Public Accounting Firm

BRIDGE ALTERNATIVES SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2019
Table of Contents



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Bridge Alternatives Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Alternatives Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridge Alternatives Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bridge Alternatives Securities, LLC's management. Our responsibility is to express an opinion on Bridge Alternatives Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridge Alternatives Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Bridge Alternatives Securities, LLC's financial statements. The supplemental information is the responsibility of Bridge Alternatives Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Bridge Alternatives Securities LLC's auditor since 2019.

Olathe, Kansas
February 21, 2020

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	30,735
Prepaid expenses and other assets		2,252
Total assets	$	32,987

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,164
Due to related party		2,535
Total liabilities		3,699
Member's equity		29,288
Total liabilities and member's equity	$	32,987

The accompanying notes are an integral part of these financial statements.

2

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES		
Fee and other income	$	20,010
Total revenue		20,010
EXPENSES		
Regulatory fees		5,969
Professional fees		14,884
Occupancy (related party)		2,505
Other operating expenses		1,285
Total expenses		24,643
NET INCOME (LOSS)	$	(4,633)

The accompanying notes are an integral part of these financial statements.

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Balance, December 31, 2018	$	9,921
Member's Contribution		24,000
Net Income (Loss)		(4,633)
Balance, December 31, 2019	$	29,288

The accompanying notes are an integral part of these financial statements.

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(4,633)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in prepaid expenses		(2,332)
Increase in due to related party		2,535
Increase in accounts payable and accrued liabilities		1,164
Net cash used by operating activities		(3,266)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		24,000
Net cash provided by financing activities		24,000
NET INCREASE IN CASH		20,734
CASH AND CASH EQUIVALENTS:		
Beginning of period		10,001
End of period	$	30,735

The accompanying notes are an integral part of these financial statements.

BRIDGE ALTERNATIVES SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Bridge Alternatives Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an Illinois limited liability company (LLC) and a wholly owned subsidiary of Bridge Alternatives Holdings, Inc. (the "Parent" and sole member). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2019, the Company had no uninsured cash balances.

Referal fee income: The Company's income is substantially derived from referral fees. Fees are recorded as earned.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue from contracts with customers:

Significant Judgements

Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers:

Investment Banking

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company in contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Fair value of financial instruments: All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2019, the Company had net capital of $27,036, which was $22,036 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .14 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

During 2019 the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to rent, technology, and communication provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2019, were approximately $3,042.

NOTE D - BUSINESS CONCENTRATIONS

The Company earned revenue from one customer that accounted for 100% of fees for the year ended December 31, 2019.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2020, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2019 requiring disclosure.

BRIDGE ALTERNATIVES SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2019

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

BRIDGE ALTERNATIVES SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2019

Net Capital		
Total member's equity qualified for net capital	$	29,288
Deduction for non-allowable assets:		
Prepaid expenses		(2,252)
Net capital before haircuts		27,036
Less haircuts		0
Net capital		27,036
Minimum net capital required		5,000
Excess net capital		22,036
Aggregate Indebtedness:		
Liabilities, net of unearned revenue		3,699
Minimum net capital based on aggregate indebtedness	$	462
Ratio of aggregate indebtedness to net capital		.14 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019.

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

BRIDGE ALTERNATIVES SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2019

The Company is not claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has not, does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2019

The Company is not claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has not, does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Bridge Alternatives Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Bridge Alternatives Securities, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3 and (2) Bridge Alternatives Securities, LLC stated that Bridge Alternatives Securities, LLC was in compliance with the provisions throughout the most recent fiscal year without exception. Bridge Alternatives Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Alternatives Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013.

David Lundgren & Co

Olathe, Kansas
February 21, 2020



Bridge Securities

125 South Clark Street
17th Floor
Chicago, IL 60603

February 21, 2020

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, KS 66062
(913) 782-9530

Attention: David Lundgren

Bridge Alternatives Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is not claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has not, does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.

I, Keith Johnson affirm that, to the best of my knowledge and belief, this report is true and correct.

By:

Title: Managing Partner

Date: February 21, 2020